UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Friedman Industries, Incorporated

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

358435105

(CUSIP Number)

Milton C. Ault, III

BITNILE Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358435105

1	NAME OF REPORTING PERSONS BitNile Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 610,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 610,000
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.83%
14	TYPE OF REPORTING PERSON CO

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CUSIP No. 358435105

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”) on July 9, 2021 as amended on August 30, 2021 and November 8, 2021 (the “Schedule 13D”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Except as otherwise specified in this Amendment No. 3, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed on behalf of BitNile Holdings, Inc. (formerly, Ault Global Holdings, Inc.) (“BH”), a Delaware corporation (the “Reporting Person”).

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of BH. To the best of each Reporting Person’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       BH is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. Through its wholly and majority-owned subsidiaries and strategic investments, BH owns and operates a data center at which it mines Bitcoin and provides mission-critical products that support a diverse range of industries, including defense/aerospace, industrial, automotive, telecommunications, medical/biopharma, and textiles.

(d)       Neither the Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Neither the Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       BH is incorporated under the laws of Delaware. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by BH as reported on the Schedule 13D were purchased with working capital in open market purchases. BH expended an aggregate of $5,030,954.35 for the purchase of the Shares.

The Shares traded by BH subsequent to the Schedule 13D increased BH’s aggregate expenditures by $748,595.47. Consequently, as of the date of this Amendment No. 3, BH has expended an aggregate of $5,779,549.82 for the purchase of the Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person herein is based upon 6,905,537 Shares outstanding, which is the total number of Shares outstanding as of November 19, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2021.

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BH

(a)	As of the close of business on January 21, 2022, BH beneficially owned 610,000 Shares.

Percentage: Approximately 8.83%

(b)	1. Sole power to vote or direct vote: 610,000
2. Shared power to vote or direct vote: None
3. Sole power to dispose or direct the disposition: 610,000
4. Shared power to dispose or direct the disposition: None

(c)	BH has not entered into any transactions in the Shares during the past sixty days except for the open market transactions conducted by its wholly-owned subsidiary Digital Power Lending, LLC set forth below.

CUSIP No. 358435105

Digital Power Lending, LLC

Digital Power Lending, a wholly-owned subsidiary of BH, engaged in the following transactions in the Shares during the past 60 days:

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Purchase of Common Stock	6,800	10.60	11/26/2021
Purchase of Common Stock	3,500	10.52	11/29/2021
Sale of Common Stock	(1,000)	10.41	12/01/2021
Purchase of Common Stock	1,034	10.00	12/03/2021
Purchase of Common Stock	1,966	9.81	12/08/2021
Purchase of Common Stock	12,000	9.42	12/14/2021
Purchase of Common Stock	1,576	9.16	12/15/2021
Purchase of Common Stock	3,424	8.85	12/17/2021
Purchase of Common Stock	7,000	9.17	12/31/2021
Purchase of Common Stock	700	10.19	01/05/2022
Purchase of Common Stock	300	10.42	01/06/2022
Purchase of Common Stock	4,119	11.02	01/11/2022
Purchase of Common Stock	381	11.73	01/12/2022
Purchase of Common Stock	2,500	9.48	01/21/2022

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

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CUSIP No. 358435105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2022

BITNILE HOLDINGS, INC.

By:	/s/ Milton C. Ault, III
Milton C. Ault, III Executive Chairman

DIGITAL POWER LENDING, LLC

By:	/s/ David J. Katzoff
David J. Katzoff Manager

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SCHEDULE A

Officers and Directors of BitNile Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Executive Chairman	Executive Chairman of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
William B. Horne Chief Executive Officer and Director	Chief Executive Officer of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Henry C.W. Nisser President, General Counsel and Director	President and General Counsel of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 100 Park Avenue, 16th Floor, Suite 1658A, New York, NY 10017	Sweden
Kenneth S. Cragun Chief Financial Officer	Chief Financial Officer of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Howard Ash Independent Director	Chairman of Claridge Management	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Jeffrey A. Bentz Independent Director	President of North Star Terminal & Stevedore Company	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Robert O. Smith Independent Director	Independent Executive Consultant	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Moti Rosenberg Independent Director	Independent Consultant	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Israel
Glen Tellock Independent Director	Independent Consultant	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA